Mayer Brown LLP
71 South Wacker Drive Chicago, IL 60606 United States of America

T: +1 312 782 0600
F: +1 312 701 7711
www.mayerbrown.com

May 31, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Structured Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Komul Chaudhry Kayla Roberts

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC VW Credit Leasing, Ltd.

Registration Statement on Form SF-3
Filed on January 23, 2024
File No. 333-276654

Dear Ms. Chaudhry:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated February 20, 2024 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on January 23, 2024, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 1. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the captioned Registration Statement.

May 31, 2024

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Please also provide us with the CIK for any affiliate, including any issuing entities, of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The CIK of the depositor is 0001182534. The CIK of each issuing entity previously established, directly or indirectly, by the depositor in connection with the offering of asset-backed securities involving the same asset class as this offering is set forth on Schedule I hereto.

2.	We note your disclosure throughout your form of prospectus regarding the issuance of a Transaction SUBI Certificate representing a beneficial interest in the leases and related vehicles assigned to the origination trust. Please register such SUBI certificates and any other underlying certificates that have been or will be issued in connection with the offering of the asset-backed securities. Refer to Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190(c) and (d).

Response

We confirm that the SUBI certificates are registered with respect to each offering of asset-backed securities through the registrant VW Credit Leasing, Ltd., the co-registrant on the Form SF-3. We have updated the Filing Fee Table included as Exhibit 107.1 to reflect the same.

[Subsequent Assets], page 7

3.	We note your bracketed disclosure here and elsewhere throughout the prospectus that the issuing entity may acquire additional assets during the pre-funding and/or revolving periods. Please revise your prospectus where appropriate to include bracketed disclosure about the nature of the review of receivables that may be added to the pool performed by the depositor or sponsor as required by Rule 193 and whether those receivables deviate from disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets. Refer to Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

Response

The disclosure on page 82 under “Review of Pool Assets” describes the review of receivables to be performed in connection with the issuance of securities in accordance with Item 1111(a)(7) of Regulation AB and Rule 193. We have revised the disclosure on page 82 under “Review of Pool Assets” to clarify which of the review procedures will be undertaken with respect to any leases and related leased vehicles that may be added during a funding period and/or a revolving period.

May 31, 2024

We confirm that, for any assets that may be added to the pool during a funding period and/or a revolving period, the depositor will provide updated disclosures regarding the pool under Item 1111 of Regulation AB as and when required by the applicable Exchange Act reporting forms, including Item 6.05 of Form 8-K and Item 1 of Form 10-D (through its reference to Item 1121(b) of Regulation AB, which in turn refers to Item 1111).

4.	We also note that the prefunding period will end on the earliest to occur of certain enumerated occurrences, one of which is a specific number of “full calendar months following the closing date.” Please confirm that any such prefunding period will not extend for more than one year from the date of issuance of the securities. See Item 1101(c)(3)(ii) of Regulation AB.

Response

We confirm that any prefunding period will not extend for more than one year from the date of issuance of the securities as required by Item 1101(c)(3)(ii) of Regulation AB. We have revised the disclosure on page 7 under “[Subsequent Assets]” to include this limitation in brackets.

Summary of Terms

[Interest Rate Cap], page 11

5.	We note the bracketed disclosure on page 12 indicating that you will provide financial information required by Item 1114(b) of Regulation AB for certain “credit enhancement provider(s).” We also note, however, that interest rate swaps and caps are not identified as possible forms of credit enhancement discussed on pages 9-11 and elsewhere throughout the prospectus. Please revise your prospectus where appropriate to include all forms of credit enhancement contemplated pursuant to Item 1114 of Regulation AB. Alternatively, if the interest rate swaps and/or caps may primarily be used for purposes other than to provide credit enhancement, please revise your disclosure where appropriate to indicate that financial information with respect to such derivative counterparties will be included pursuant to Item 1115(b) of Regulation AB.

Response

We confirm that any interest rate swaps and/or caps would primarily be used for purposes other than to provide credit enhancement. We have revised the disclosure on page 2 under “[[Swap][Cap] Counterparty]” and page 68 under “[[Swap][Cap] Counterparty]” to indicate in brackets that financial information with respect to such derivative counterparties will be included pursuant to Item 1115(b) of Regulation AB to the extent required.

The Sponsor, page 56

6.	We note that VW Credit, Inc. (“VCI”), as sponsor, has an obligation to repurchase assets for a breach of any representation. Please confirm that you will provide information regarding VCI’s financial condition if there is a material risk that the ability of VCI to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

May 31, 2024

Response

We confirm that we will provide information regarding VCI’s financial condition if there is a material risk that the ability of VCI to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. We have revised the disclosure on page 57 under “The Sponsor” to include a statement that such information will be inserted if applicable.

The Leases

Review of Pool Assets, page 82

7.	We note your discussion on page 82 regarding the nature of the review of assets to be undertaken pursuant to Securities Act Rule 193 and the findings and conclusions of such review. We also note, however, that the conclusion that “the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects” is not included in brackets. Please confirm that the depositor will perform the required review at the time of each offering and revise your disclosure to make clear that the findings and conclusions will be reflective of the subject review. See Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Response

We confirm that the depositor will perform the required review at the time of each offering and have revised the disclosure to include the conclusion that “the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects” in brackets and to note that the depositor will revise the disclosure at the time of each offering to reflect the findings and conclusions of the subject review in accordance with Securities Act Rule 193 and 1111(a)(7) of Regulation AB.

[The Revolving Period], page 105

8.	We note your bracketed disclosure indicating that you will include disclosure about additional assets that may be acquired during the revolving period in accordance with Items 1103(a)(5)(iii) and (a)(5)(iv) of Regulation AB. Note that Item 1103 of Regulation AB refers to summary information required to be included in the prospectus summary. Accordingly, please revise your prospectus where appropriate to clarify that you will provide all applicable disclosure about the revolving period as required by Item 1111(g) of Regulation AB, rather than the summary of such information pursuant to Item 1103.

Response

We have revised the disclosure on page 105 under “[The Revolving Period]” to clarify that we will include disclosure about additional assets that may be acquired during the revolving period in accordance with Items 1111(g)(3) and 1111(g)(4) of Regulation AB.

May 31, 2024

Asset Representations Review, page 107

9.	We note your disclosure that the asset representations reviewer will review the “Subject Leases” for compliance with applicable representations. “Subject Leases” is defined to include all leases that are, as of any determination date, 61 or more days delinquent. Please revise your disclosure to state that the review will be performed on each receivable that is 60 or more days delinquent (rather than 61 or more days delinquent), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

Response

We have revised the disclosure on page 107 under “—Asset Representations Review—Delinquency Trigger” to define “Subject Leases” to include all leases that are, as of any determination date, 60 or more days delinquent. We have made corresponding update to the transaction documents.

10.	Please revise your disclosure on page 108 regarding the 5% threshold of investors required to initiate an asset review vote to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the “Regulation AB II Adopting Release”) (stating that the maximum percentage of investors’ interest in the pool required to initiate vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).

Response

We have revised the disclosure on page 108 under “—Asset Representations Review—Asset Review Voting” to clarify that notes held by VW Credit, Inc., or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote.

Description of the Transaction Documents

Requests to Repurchase and Dispute Resolution, page 109

11.	We note your statement on page 110 that any mediation and arbitration will be subject to certain confidentiality restrictions “and additional terms set forth in the indenture.” We also note that, for example, Section 11.27(d)(iii) of the Indenture filed as Exhibit 4.1 requires that any mediator be “knowledgeable about and experienced with the laws of the State of New York...” but we are unable to locate disclosure of such requirement in the prospectus. Please revise your prospectus as necessary to disclose all material terms set forth in the indenture.

Response

We have revised the disclosure on pages 110-111 under “—Asset Representations Review—Asset Review” to disclose all material terms set forth in the indenture with respect to dispute resolution.

May 31, 2024

Legal Proceedings, page 162

12.	We are unable to locate the heading “The Sponsor-Recent Developments-Legal and Regulatory” and associated disclosure thereunder. Please revise as necessary.

Response

We have revised the disclosure to add the heading “The Sponsor-Recent Developments-Legal and Regulatory” in brackets. We will populate this section at the time of each offering to the extent there is any material information to disclose.

Part II – Information Not Required in Prospectus

Item 14(a) Exhibits, page II-4

13.	We note the provision in Section 3.03(d) of the Form of Asset Representations Review Agreement filed as Exhibit 10.10 that, if any Subject Lease was included in a prior Asset Review, the Asset Representations Reviewer will not conduct additional tests on such lease, but will include previously reported test results in the current Asset Review report. To the extent that an asset representation review was conducted previously with respect to a receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitation, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the “Regulation AB II Adopting Release”).

Response

We have revised Section 3.03(d) of the Asset Representations Review Agreement to clarify that, even if a Subject Lease was included in a prior asset review, the asset representations reviewer will conduct additional tests on any Subject Lease if the asset representations reviewer determines, in its sole discretion, that the related prior asset review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty.

14.	We also note that we are unable to locate disclosure in your form of prospectus regarding such limitations on additional asset representations reviews for previously reviewed Subject Leases. Please revise your form of prospectus as necessary.

Response

We have revised the disclosure on page 109 under “—Asset Representations Review—Asset Review” to disclose the limitations on additional asset representation reviews for previously reviewed Subject Leases.

May 31, 2024

15.	Exhibit B to the Form of Indenture filed as Exhibit 4.1 does not indicate which party is responsible for the servicing criterion included in Item 1122(d)(1)(v) of Regulation AB. Please revise.

Response

We have revised Exhibit B to the Form of Indenture to indicate that the servicer is responsible for the servicing criterion included in Item 1122(d)(1)(v) of Regulation AB.

16.	Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

Response

We confirm that we have made conforming revisions to all transaction documents, as applicable, and will file a revised draft of the indenture and the asset representations review agreement with the pre-effective amendment No. 1.

*************

May 31, 2024

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Amanda Baker, at (212) 506-2544. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Garett Miles

Kevin McDonald, Esq.

May 31, 2024

Schedule I

List of Affiliates and related Central Index Key (“CIK”) numbers

CIK	Affiliate
0001916379	Volkswagen Auto Lease Trust 2022-A
0001990353	Volkswagen Auto Lease Trust 2023-A
0002010414	Volkswagen Auto Lease Trust 2024-A